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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51,
S-11590,
Stockholm,
Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: November 27, 2003	By:	/s/ PER HÖJGÅRD Name: Per Höjgård Title: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  volatility in refining margins, in market prices for crude oil and refined products and in the U.S. dollar-krona and Euro-krona exchange rates;

  •
  unplanned shut downs due to technical problems at the Company's refineries;

  •
  the Company's future capital needs;

  •
  the Company's ability to hedge against currency, commodity and interest rate risks;

  •
  the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;

  •
  the Company's liability for violations, known and unknown, of environmental laws;

  •
  the Company's ability to remediate contaminated sites within budgeted amounts;

  •
  possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;

  •
  agreements or disagreements among members of the Organization of Petroleum Exporting Countries ("OPEC"); and

  •
  limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

        We present our financial statements in Swedish kronor. In addition, solely for the convenience of the reader, certain Swedish kronor amounts have been translated into U.S. dollars using the September 30, 2003 rate of $1.00 = SEK 7.66. On November 24, 2003, the exchange rate for the Swedish krona against the U.S. dollar was $1.00 = SEK 7.53, based on data provided by the Swedish Central Bank. Unless otherwise indicated, all references in this report to "SEK," "krona" or "kronor" are to the lawful currency of Sweden; all references to "$" or "U.S. dollars" are to the lawful currency of the United States of America; and all references to "€" or "Euro" are to the single currency adopted by twelve of the fifteen member states of the European Union.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Three months ended September 30,
	2002	2003
	SEK	SEK (in millions)	$
Revenues	9,739	10,716	1,399
Excise duties	(1,838)	(1,882)	(246)

Sales revenue	7,901	8,834	1,153
Cost of goods sold	(7,502)	(8,386)	(1,095)

Gross profit (loss)	399	448	58
Selling expenses	(234)	(200)	(26)
Administrative expenses	(94)	(115)	(15)
Other operating income	56	52	7
Other operating expenses	—	5	1

Operating income	127	190	25
Interest income	10	10	1
Interest expense	(127)	(108)	(14)
Other financial, net	(20)	108	14

Income (loss) before taxes	(10)	200	26
Income taxes	3	(32)	(4)
Minority interests	—	(1)	0

Net income (loss)	(7)	167	22

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Nine months ended September 30,
	2002	2003
	SEK	SEK (in millions)	$
Revenues	30,294	32,427	4,233
Excise duties	(6,506)	(5,930)	(774)

Sales revenue	23,788	26,497	3,459
Cost of goods sold	(22,674)	(25,562)	(3,337)

Gross profit	1,114	935	122
Selling expenses	(704)	(598)	(78)
Administrative expenses	(292)	(354)	(46)
Other operating income	182	188	24
Other operating expenses	—	(10)	(1)

Operating income	300	161	21
Interest income	34	30	4
Interest expense	(363)	(344)	(45)
Other financial, net	207	282	37

Income before taxes	178	129	17
Income taxes	(58)	(6)	(1)
Minority interests	(4)	(2)	0

Net income	116	121	16

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of September 30, 2003
	SEK	SEK (in millions)	$
ASSETS
Fixed assets
Intangible fixed assets
Goodwill	1,072	898	117

Total intangible assets	1,072	898	117
Tangible assets
Land and building, net	762	755	99
Plant and machinery, net	3,786	3,618	472
Capitalized turnaround cost, net	207	294	38
Equipment, tools fixtures and fittings, net	681	671	88
Construction in progress	291	425	55

Total tangible fixed assets	5,727	5,763	752
Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	116	105	14

Total financial assets	123	112	15
Total fixed assets	6,922	6,773	884
Current assets
Inventories	3,523	2,891	377
Accounts receivable	3,684	2,649	346
Receivables from associated companies	1	0	0
Other receivables	337	208	27
Prepaid expenses and accrued income	254	463	61

Cash and cash equivalent	461	229	30
Total current assets	8,260	6,440	841

TOTAL ASSETS	15,182	13,213	1,725

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of September 30, 2003
	SEK	SEK (in millions)	$
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0

	1	1	0
Non-restricted equity
Profit brought forward	3,074	3,298	430
Profit/(Loss) for the year	(148)	121	16

Total shareholders' equity	2,927	3,420	446
Minority interests	8	8	1
Provisions
Pension provision	157	154	20
Deferred tax liability	396	374	49
Other provisions	53	6	1

Total provisions	606	534	70
Liabilities
Long-term liabilities
Shareholder loans	242	242	32
Bond loan	2,678	2,594	339
Liabilities to credit institutions	2,875	2,201	287
Bank overdraft facility	—	42	5
Other long-term liabilities	—	2	0

Total long-term liabilities	5,795	5,081	663

Current liabilities
Liabilities to credit institutions	771	512	67
Advanced payment from customers	159	183	24
Accounts payable	1,883	1,562	204
Liabilities to parent company	356	11	1
Liabilities to associated companies	1	4	0
Income tax payable	8	13	2
Other liabilities	1,556	1,215	159
Accrued expenses and prepaid income	1,112	670	88

Total current liabilities	5,846	4,170	545

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	15,182	13,213	1,725

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Nine months ended September 30,
	2002	2003
	SEK	SEK (in millions)	$
Income from operation
Income after financial items	178	129	17
Adjustments for non-cash items
Deprecation and amortization	605	654	85
Inventory write-down	—	69	9
Unrealized exchange gains	(355)	(378)	(49)
Other adjustments for non-cash items	(13)	(38)	(5)
Taxes paid	(35)	(2)	0
Cash flow in working capital
Decrease in inventories	399	562	73
Decrease in current receivables	301	974	127
Decrease in current liabilities	(1,111)	(862)	(112)
Cash flow from/(used in) operating activities	(31)	1,108	145
Investment activities
Investment in intangible fixed assets	(1)	0	0
Investment in tangible fixed assets	(719)	(525)	(68)
Sale of tangible fixed assets	1	4	0
Sale of subsidiary	(38)	—	—
Increase in financial fixed assets	(1)	2	0

Cash flow used in investment activities	(758)	(519)	(68)
Financing operation
New loans from credit institutions	819	801	105
Payment of loans from credit institutions	(475)	(1,620)	(212)
Dividends paid	(2)	(2)	0
Group contribution received	8	—	—
Cash flow from (used in) financing activities	350	(821)	(107)
Cash flow of the period	439	(232)	(30)
Liquid funds at the beginning of the period	959	461	60
Exchange-rate difference in cash and cash equivalents	(3)	0	0
Cash and cash equivalents at the end of the period	517	229	30
Supplementary disclosures
Cash flow interest
Interest received	30	22	3
Interest paid	(445)	(418)	(55)
Items included in cash and cash equivalents
Cash and bank balance	281	197	26
Short-term investments	236	32	4
Total cash and cash equivalents	517	229	30

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Notes to the Interim Consolidated Financial Statements

Note 1.    Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.

        Preem Holdings AB applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries. Preem Holdings AB's principal assets as of September 30, 2003 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of September 30, 2003 consists of €291 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued €250 million on April 10, 2001 and €55 million on July 20, 2001. As of September 30, 2003, the Company has repurchased €14 million worth of its own notes on the open market.

        The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 26 of the Company's Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "2002 Annual Report").

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions since December 31, 2002. For further information, see Item 7.B in the Company's 2002 Annual Report.

Note 2.    Sales revenue

	Nine months ended September 30,
	2002	2003
Supply and Refining	20,095	24,191
Marketing	7,175	8,052
International	1,569	—
Group eliminations	(5,051)	(5,746)

Total	23,788	26,497

Note 3.    Operating income

	Nine months ended September 30,
	2002	2003
Supply and Refining	899	581
Marketing	47	25
International	(19)	—
Other Non-allocated Income (expense), net	(627)	(445)

Total	300	161

Note 4.    Inventories

        The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At September 30, 2003, the actual value of inventories was SEK 69 million lower than the acquisition value. Consequently, we made a write-down of the inventory value of SEK 69 million, affecting the cost of goods sold with the same amount. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK 33 million. Borrowed inventory volumes corresponds to an inventory value of SEK 168 million, which is not included in the inventory value.

	As of December 31, 2002	As of September 30, 2003
Raw materials and supplies	1,836	1,184
Finished products	1,687	1,707

Total	3,523	2,891

Note 5.    Shareholders' Equity

        The changes in shareholders' equity in Preem Holdings AB and its consolidated subsidiaries for the period December 31, 2002 to September 30, 2003 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
		(in millions of SEK)
Balance at December 31, 2002	1	0	2,926	2,927
Shareholder's contribution	—	—	345	345
Calculated tax effect of group contribution	—	—	27	27
Net income	—	—	121	121

Balance at September 30, 2003	1	0	3,419	3,420

Note 6.    Long-term Liabilities to Credit Institutions

	2003	2004	2005	2006	2007	2008+
Bond loan	—	—	—	—	—	2,594

Loans	18	555	378	387	503	681

Total	18	555	378	387	503	3,275

        The Company has as of September 30, 2003 debt of SEK 40 million secured by real estate mortgages and debt of SEK 383 million that is guaranteed by a financial institution.

Note 7.    Contingent liabilities

        There has been no material change in the Company's contingent liabilities since December 31, 2002 other than as follows.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden demanding that the City Court impose total fines on all five oil companies of SEK 740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum AB of SEK 85 million. This claim was adjusted to SEK 81 million. The Competition Authority claimed that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003 the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum AB with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum AB's legal fees. Both the Competition Authority and Preem Petroleum AB have appealed the court's judgment.

        For further information, see note 23 in the Company's Consolidated Financial Statements included in its 2002 Annual Report.

Note 8.    Interim Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: a Supply and Refining Segment and a Marketing Segment. The two segments were determined based upon the types of services and products that are provided to customers. The Supply and Refining Segment operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg, and the wholly owned Preemraff refinery located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The Supply and Refining Segment sells a full range of refined products in Sweden and abroad. The Marketing Segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Segment. The Marketing Segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment and the Marketing Segment discussed above, as well as an International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment, including our operations in Norway, with our Marketing Segment. Prior to this consolidation, the Marketing Segment was referred to as the Swedish Market Segment.

        Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales were made at market rates.

        Financial information by segment is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
		(in millions)
Sales revenue:
Supply and refining	6,506	8,035	20,095	24,191
Swedish market	2,397	2,417	7,175	8,052
International	582	—	1,569	—
Segment sales revenue	9,485	10,452	28,839	32,243
Group eliminations	(1,584)	(1,618)	(5,051)	(5,746)

Sales revenues	7,901	8,834	23,788	26,497
Segment operating profit:
Supply and refining	193	275	899	581
Swedish market	25	24	47	25
International	(12)	—	(19)	—

Segment operating profit	206	299	927	606
Other non-allocated income net(1)	(79)	(109)	(627)	(445)
Income from operations	127	190	300	161
Non-allocated items(2)	(137)	10	(122)	(32)

Income before income taxes	(10)	200	178	129

(1)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

        We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northern European markets. We conduct our business through Preem Petroleum AB, our wholly owned operating company, which has two reportable segments: the Supply and Refining Segment and the Marketing Segment. Our Supply and Refining Segment, which operates our majority-owned Scanraff refinery and our wholly owned Preemraff refinery, purchases and refines crude oil, and then sells refined products wholesale to our Marketing Segment and to third parties. Other refined product marketing companies comprise the majority of our third party customers. Our Marketing Segment consists of a home-heating and business-to-business division and a station and consumer division. Our home-heating and business-to-business division sells refined products to wholesale and retail customers, including sales of home-heating gasoil to retail customers. Our station and consumer division consists of a network of Preem-branded service stations throughout Sweden.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment, Marketing Segment, and International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment with our Marketing Segment. Prior to this consolidation, our Marketing Segment was referred to as the Swedish Market Segment.

        Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput. Throughput is a function of refining capacity and utilization. The cyclical nature of refined product prices leads to volatile sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins. A successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the currencies and prices of crude oil and refined products.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. "Gross refining margin" is the difference between the sales revenue received from the sale of refined products and the cost of crude oil and, where relevant, other intermediate feedstock that it processes. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil with varied relative prices. Similarly, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (i.e., its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, which can produce a higher percentage of the lighter, higher value fractions, will generally have a larger gross refining margin than a less complex facility, such as Preemraff.

        "Refining margin" measures the ability of a refinery to cover the costs of its refining process. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

Currency and oil prices

        Our revenues and expenses are significantly affected, as reported in kronor, by fluctuations in currency exchange rates, primarily relative to the U.S. dollar and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching our inventory, bought in U.S. dollars, with U.S. dollar-denominated loans. In addition, we enter into certain derivative financial instruments. Approximately 65% of our total revenues are generated in U.S. dollars and 35% in kronor. Although we seek to hedge the net effects of such fluctuations, our reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:

Currency

	Three months ended, September			Nine months ended, September
	2002	2003	Change	2002	2003	Change
Average rates
US-Dollar	9.38	8.14	(13%)	9.93	8.26	(17%)
Euro	9.23	9.17	(1%)	9.19	9.16	—
	December 31, 2002	September 30, 2003	Change
Closing rates
US-Dollar	8.83	7.66	(13%)
Euro	9.19	8.91	(3%)

Oil Prices

	Three months ended, September			Nine months ended, September
	2002	2003	Change	2002	2003	Change
Average prices
Brent in US dollars/barrel	26.95	28.41	5%	24.38	28.69	18%
	December 31, 2002	September 30, 2003	Change
Closing prices
Brent in US dollars/barrel	30.38	28.18	(7%)

Highlights of the First Nine Months of 2003

Supply and Refining Segment

        During the nine months ended September 30, 2003, the Brent price fluctuated, ranging from a low of $22.90 per barrel on April 29, 2003 to a high of $34.70 per barrel on March 10, 2003. Generally, the Brent price in the first nine months of 2003 was significantly higher than in the same period in 2002, when the Brent price ranged from approximately $20.00 per barrel to $28.00 per barrel. Since the low of $22.90 per barrel on April 29, 2003, the Brent price increased steadily to $28.30 per barrel on June 30, 2003. Since June 30, 2003, the Brent price has been rather stable. On September 30, 2003, the Brent price was approximately $28.20 per barrel.

        The higher prices in the first nine months of 2003, compared to the same period in 2002, are due to low industry-wide inventory levels (especially in the Atlantic Basin), production constraints imposed by OPEC on its member countries, and uncertainties about the timing of resumption of crude oil exports from Iraq.

        Since the end of September 2003, crude oil prices have begun to rise. On October 10, 2003, the Brent price had increased to $32.00 per barrel, from $28.18 per barrel on September 30, 2003. This increase was due to a number of factors, including the following:

  •
  During the third quarter of 2003, inventory levels [in the Atlantic Basin] began to increase in anticipation of higher demand in the fourth quarter.

  •
  Refineries were running at high capacity utilization.

  •
  Demand for crude oil and refined products in Asia remains high and global oil demand has begun to increase.

  •
  OPEC announced on September 24, 2003 a 4% reduction in oil production, commencing November 1, 2003.

        Refining margins in the third quarter of 2003 have stayed at a satisfactory level. Both Preem Refinery and Scanraff have been running at high capacity utilization. No major disturbances have occurred during the third quarter. In the second quarter of 2003, we upgraded Preemraff by installing a mild-hydrocracker unit. This unit processes heavy gasoil to produce naphtha, light gasoil and ultra-low sulfur heavy gasoil.

        The following tables show the calculation of margins for Scanraff and Preemraff for the three months and nine months ended September 30, 2002 and 2003. In accordance with industry practice, the margins are expressed in U.S. dollars per barrel. The information for Scanraff shows our share of the refinery's production for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
		(in U.S. dollars per barrel)
Scanraff
Gross refining margin	$2.26	$3.34	$1.64	$3.99
Variable refining costs	(0.27)	(0.36)	(0.23)	(0.38)

Refining margin	1.99	2.98	1.41	3.61
Fixed operating costs	(0.78)	(0.66)	(0.60)	(0.72)

Net cash margin	1.21	2.32	0.81	2.89
Depreciation	(0.57)	(0.50)	(0.38)	(0.48)

Net refining margin	$0.64	$1.82	$0.43	$2.41

Total production (thousands of barrels)	8,823	14,059	37,066	42,264

Preemraff
Gross refining margin	$0.79	$1.74	$0.67	$2.37
Variable refining costs	(0.08)	(0.24)	(0.06)	(0.27)
Natural gas, refining fuel	(0.07)	(0.10)	(0.10)	(0.09)

Refining margin	0.64	1.40	0.51	2.01
Fixed operating costs	(0.69)	(0.79)	(0.56)	(0.71)

Net cash margin	0.05	0.61	(0.05)	1.30
Depreciation	(0.58)	(0.62)	(0.54)	(0.76)

Net refining margin	$(0.63)	$(0.01)	$(0.59)	$0.54

Total production (thousands of barrels)	9,113	10.686	27,246	27,129

        During the first nine months of 2003, 34.2 million barrels of production were secured through derivative instruments. We entered into a margin hedge to secure a refining margin level of $2.00 per barrel, meaning that any actual refining margin higher or lower than $2.00 per barrel would be offset by an opposite hedge result. The actual average refining margin for the first nine months of 2003 was $2.99 per barrel.

        A perfect hedge would have reduced our actual average refining margin for the first nine months of 2003 to $2.00 per barrel on the hedged volume. However, it is not possible to make a perfect hedge on the derivative market and any deviation from a perfect hedge is defined as the basis risk. The result of the basis risk was $(0.52) per barrel, meaning that the effective hedge on the hedged volume was $1.48 per barrel.

Marketing Segment

        We generated high sales volumes in our Marketing Segment during the first quarter of 2003, as compared to the first quarter of 2002, due primarily to unusually cold weather and high electricity prices. With respect to our home-heating division, the effects of the cold weather and high prices partially offset a recent trend of consumers increasingly relying on heating sources other than oil. During the second and third quarter of 2003, electricity prices have declined from first quarter levels, but are still relatively high. In our business-to-business division, volatile product prices put pressure on the margins during the first six months of 2003. During the year changes have therefore been made to reduce vulnerability through price volatility. The third quarter margins were satisfying.

        Within our station and consumer division, our diesel sale volumes during the first nine months of 2003 increased by 10% compared to the same period in 2002. We carried out marketing activities to increase sales along with activities to reduce our costs. However, as a result of a significant increase in competition, we generated lower margins for both gasoline and diesel in the nine months ended September 30, 2003, as compared to the same period in 2002. In the third quarter of 2003, our margins for both gasoline and diesel increased slightly.

Corporate Cost Center

        We book losses or gains in foreign exchange in operating activities separately as "corporate costs" in order to fairly and accurately present the results of the operating activities of each of our reportable segments.

Results of operations

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. In this discussion, we have provided sales revenue figures for our Supply and Refining Segment and our Marketing Segment. The sales revenue of our Supply and Refining Segment includes inter-company sales to the Marketing Segment (and, in the first nine months of 2002, to our International Segment). The sales revenue of our Marketing Segment (and, for the first nine months of 2002, our International Segment) includes sales revenue received on the resale of such refined products. We have included inter-company sales revenue in total sales revenue for our Supply and Refining Segment. Our inter-company sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our Supply and Refining Segment properly reflects the results of these segments for purposes of comparison. To avoid overstating total sales revenue, these inter-company sales have been eliminated in our consolidated financial statements included above.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). We have no long-term supply contracts and rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, contango conditions exist, meaning that the forward price for crude oil and/or refined products exceeds the current spot market price, which is the price of crude oil and/or refined products for immediate delivery. While we do not speculate with inventory, as a result of our large storage capacity, we are able to take advantage of contango conditions by simultaneously entering into current spot market purchases and future sale agreements. We store the crude oil and/or refined products obtained at spot market prices at our existing facilities until the delivery date under the future sale agreements. So long as our costs are less than the profit margin resulting from contango conditions, we are able to realize significant profits. Our primary costs are the costs of storing the crude oil and/or refined products until the time of delivery. In addition, we incur selling costs, which consist primarily of the cost of sales personnel, advertising and promotions, and administrative costs, which consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their compulsory storage obligations imposed by the European Union, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is generated largely from our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit, net of the foregoing items and net of non-recurring items, if any.

        Our net financial income (expenses) consist of our share of the income (loss) of associated companies, dividends received, interest income and expense, foreign exchange losses and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings AB. As a result, the amount included on our consolidated income statements as income taxes generally reflects book-entry transfers rather than cash paid or payable. In particular, a transfer to our parent company is recorded as a group contribution in the form of a book-entry dividend. The amount we may transfer to our parent company in any given year is limited by the Swedish Companies Act to the lesser of the amount of our consolidated and unconsolidated unrestricted shareholders' equity, which includes net income earned during the year. The group contribution to our parent company is simultaneously offset by a shareholder contribution from our parent company. The excess of the group contribution, if any, over the shareholder contribution represents a true dividend payable in cash.

        Minority interests as of September 30, 2003 principally reflect the interest of Vattenfall AB in Preem Gas AB. The following table shows the sales revenues and operating income for our reportable segments discussed above for the three months and nine months ended September 30, 2002 and 2003.

	Three months ended September 30,		Nine months ended June 30,
	2002	2003	2002	2003
		(in millions of SEK)
Sales Revenue:
Supply & Refining	6,506	8,035	20,095	24,191
Marketing	2,397	2,417	7,175	8,052
International	582	—	1,569	—
Inter-segment sales revenue	(1,584)	(1,618)	(5,051)	(5,746)

Total Sales Revenue	7,901	8,834	23,788	26,497

Operating Income (loss):
Supply & Refining	193	275	899	581
Marketing	25	24	47	25
International	(12)	—	(19)	—
Other non-allocated income (expense)	(79)	(109)	(627)	(445)

Total Operating Income	127	190	300	161

Consolidated Statement of Operations

        The following table shows certain items from our consolidated income statements for the three months and nine months ended September 30, 2002 and 2003.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
		(in millions of SEK)
Revenues	9,739	10,716	30,294	32,427
Excise duties	(1,838)	(1,882)	(6,506)	(5,930)

Sales revenue	7,901	8,834	23,788	26,497
Costs of goods sold	(7,502)	(8,386)	(22,674)	(25,562)

Gross profit	399	448	1,114	935
Selling and administrative expenses	(328)	(315)	(996)	(952)
Other operating income	56	52	182	188
Other operating expenses	—	5	—	(10)

Operating income	127	190	300	161
Financial expense, net	(137)	10	(122)	(32)

Income before taxes	(10)	200	178	129
Income taxes	3	(32)	(58)	(6)
Minority interests	—	(1)	(4)	(2)

Net income	(7)	167	116	121

Three months ended September 30, 2003 compared to three months ended September 30, 2002

        Revenues.    Our revenues for the three months ended September 30, 2003 were SEK 10,716 million, an increase of SEK 977 million, or 10%, from SEK 9,739 million for the three months ended September 30, 2002. This increase is primarily attributable to the increase in market prices for crude oil and products and to higher sales volumes. Average crude oil prices in the third quarter of 2003 were approximately $1.45 per barrel, or 5%, higher than in the same period in 2002. Sales volumes in the third quarter 2003 were 748,000 cubic meters, an increase of 19% from the same period in 2002. The increase in crude oil prices and sales volumes was offset to a large extent by a weaker U.S. dollar versus the krona. In the third quarter 2003, the U.S. dollar decreased by approximately 13% against the krona compared to the same period in 2002.

        Sales revenue.    Sales revenue for the three months ended September 30, 2003 was SEK 8,834 million, an increase of SEK 933 million, or 12%, from SEK 7,901 million for the three months ended September 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the three months ended September 30, 2003 was SEK 8,386 million, an increase of SEK 884 million, or 12%, from SEK 7,502 million for the three months ended September 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the three months ended September 30, 2003 was SEK 448 million, an increase of SEK 49 million, or 12%, from SEK 399 million for the three months ended September 30, 2002. This increase was primarily a result of higher sales volumes and higher refining margins, as compared to the same period last year.

        Selling and administrative expenses.    Selling expenses for the three months ended September 30, 2003 were SEK 200 million, a decrease of SEK 34 million, or 15%, from SEK 234 million for the three months ended September 30, 2002. The decrease in selling expenses is primarily a result of the sale of our operations in Poland. Administrative expenses for the three months ended September 30, 2003 were SEK 115 million, an increase of SEK 21 million, or approximately 22%, from SEK 94 million for the three months ended September 30, 2002. The increase is largely a result of higher costs for corporate projects and to a provision for a fine of SEK 6 million, imposed by the Swedish Competition Authority as a penalty for alleged infringements of the Swedish Competition Act.

        Other operating income.    Other operating income for the three months ended September 30, 2003 was SEK 52 million, a decrease of SEK 4 million, or approximately 7%, from SEK 56 million for the three months ended September 30, 2002. The decrease is primarily attributable to other operating income related to our operations in Poland.

        Other operating expenses.    Other operating expenses for the three months ended September 30, 2003 were a positive SEK 5 million, as compared to none in the three months ended September 30, 2002. The positive amount of SEK 5 million results from the release of a reserve established during the first six months attributable to losses in accounts receivable related to the sale of our operations in Poland.

        Operating income.    Operating income for the three months ended September 30, 2003 was SEK 190 million, compared to operating income of SEK 127 million for the three months ended September 30, 2002. The operating income of our Supply and Refining Segment was SEK 275 million for the three months ended September 30, 2003, an increase of SEK 82 million, or approximately 42%, from SEK 193 million in the three months ended September 30, 2002. This increase was primarily a result of higher sales volumes and higher refining margins, as compared to the same period last year. The operating income of our Marketing Segment was SEK 24 million for the three months ended September 30, 2003, a decrease of SEK 1 million, or approximately 4%, from an operating income of SEK 25 million for the three months ended September 30, 2002.

        Financial income (expense), net.    Net financial income for the three months ended September 30, 2003 was SEK 10 million, compared to net financial expense of SEK (137) million for the three months ended September 30, 2002. The change resulted primarily from an increase in a foreign exchange gain of SEK 99 million on our outstanding 10 5/8% senior secured notes, due 2011, and a foreign exchange gain of SEK 78 million on our net U.S. dollar-denominated indebtedness.

        Income taxes.    Income taxes for the three months ended September 30, 2003 were SEK (32) million, compared to an income tax benefit of SEK 3 million for the three months ended September 30, 2002. The increase in our income taxes was attributable to an increase in our taxable income in the three months ended September 30, 2003. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

        Revenues.    Our revenues for the nine months ended September 30, 2003 were SEK 32,427 million, an increase of SEK 2,133 million, or approximately 7%, from SEK 30,294 million for the nine months ended September 30, 2002. This increase is primarily attributable to the increase in market prices for crude oil and products and to higher sales volumes. Crude oil prices in the first nine months of 2003 were approximately 18% higher than in the same period in 2002. Sales volumes in the first nine months of 2003 increased by 1,983,000 cubic meters, or 17%, from the same period in 2002. The increases in crude oil prices and sales volumes were offset to a large extent by a weaker U.S. dollar versus the krona. In the first nine months of 2003, the U.S. dollar decreased by approximately 17% against the krona compared to the same period in 2002.

        Sales revenue.    Sales revenue for the nine months ended June 30, 2003 was SEK 26,497 million, an increase of SEK 2,709 million, or 11%, from SEK 23,788 million for the nine months ended September 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the nine months ended September 30, 2003 was SEK 25,562 million, an increase of SEK 2,888 million, or 13%, from SEK 22,674 million for the nine months ended September 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the nine months ended September 30, 2003 was SEK 935 million, a decrease of SEK 179 million, or 16%, from SEK 1,114 million for the nine months ended September 30, 2002. This decrease was primarily a result of lower sales margins due to price losses on our inventories, as compared to the same period in 2002 when there were price gains on our inventories.

        Selling and administrative expenses.    Selling expenses for the nine months ended September 30, 2003 were SEK 598 million, a decrease of SEK 106 million, or 15%, from SEK 704 million for the nine months ended September 30, 2002. The decrease in selling expenses is primarily a result of the sale of our operations in Poland. Administrative expenses for the nine months ended September 30, 2003 were SEK 354 million, an increase of SEK 62 million, or 21%, from SEK 292 million for the nine months ended September 30, 2002. The increase is largely a result of higher costs for corporate projects, higher costs for pensions attributable to extra payments due to weak returns from the pension funds and to a provision for a fine of SEK 6 million, imposed by the Swedish Competition Authority as a penalty for alleged infringements of the Swedish Competition Act.

        Other operating income.    Other operating income for the nine months ended September 30, 2003 was SEK 188 million, an increase of SEK 6 million, or 3%, from SEK 182 million for the nine months ended September 30, 2002. The increase in other operating income is primarily a result of increased sales of storage certificates and increased sales of waste heat from our Preemraff refinery to the City of Gothenburg.

        Other operating expenses.    Other operating expenses in the nine months ended September 30, 2003 were SEK 10 million, compared to none in the nine months ended September 30, 2002. The increase is attributable to losses in accounts receivable related to the sale of our operations in Poland.

        Operating income.    Operating income for the nine months ended September 30, 2003 was SEK 161 million, compared to SEK 300 million for the nine months ended September 30, 2002. The operating income of our Supply and Refining Segment was SEK 581 million for the nine months ended September 30, 2003, a decrease of SEK 318 million, or 35%, from SEK 899 million for the nine months ended September 30, 2002. This decrease in operating income was primarily a result of lower sales margins due to price losses on our inventories. Operating income for our Marketing Segment was SEK 25 million for the nine months ended September 30, 2003, a decrease of SEK 22 million, or 47%, from SEK 47 million for the nine months ended September 30, 2002. The decrease in the Marketing Segment's operating income was primarily a result of lower sales margins compared to the same period last year.

        Financial expense, net.    Net financial expense in the nine months ended September 30, 2003 was SEK 32 million, a decrease of SEK 90 million, or approximately 74%, from SEK 122 million in the nine months ended September 30, 2002. The principal components of this change were an increase of SEK 90 million in foreign exchange gains on our net U.S. dollar-denominated indebtedness.

        Income taxes.    Income taxes for the nine month ended September 30, 2003 were SEK 6 million, a decrease of SEK 52 million from SEK 58 million for the nine months ended September 30, 2002. The decrease is attributable to lower calculated taxable income in 2003. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

Recently issued accounting standards

        On May 15, 2003, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 26 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below.

Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Capitalized Turnaround Costs

        We record the cost of regularly scheduled major maintenance turnarounds of our refineries, catalysts used in refinery process units, as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK 294 million at September 30, 2003, and expense future costs as incurred.

Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the market value of these inventories had been $1 per barrel lower as of September 30, 2003, we would have been required to make a further write down of the value of our inventories of approximately SEK 90 million in addition to the SEK 69 million write-down we already made. If refined product prices decline from the value at the end of a period, we may be required to write down the value of our inventories in future periods.

Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the nine months ended September 30, 2003, operating income (loss), before depreciation and amortization (OIBDA) was SEK 815 million, compared to SEK 905 million for the nine months ended June 30, 2002.

        OIBDA, which we previously referred to as EBITDA, is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating income, net income, cash flow from operating activities or other statements of operations or cash flow data computed in accordance with Swedish GAAP. Funds depicted by this measure may not be available for management's discretionary use or for payment of interest or principle on our high-yield notes. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Nine months ended September 30,
	2002	2003
	(in millions of SEK)
Operating income	300	161
Depreciation and amortization	605	654
OIBDA	905	815
Financial income/expense, net	(122)	(32)
Other adjustments for non-cash items	(13)	31
Unrealized exchange gains	(355)	(378)
Taxes paid	(35)	(2)
Changes in working capital	(411)	674
Cash flow from operating activities	(31)	1,108

        We believe that cash flow from operating activities, bank borrowings and other available sources of funds will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

        In January 2003, we received an unconditional shareholder contribution from our parent company, Corral Petroleum Holdings AB, of SEK 345 million, which was offset against the liability for a group contribution in 2002 of SEK 345 million. Neither of these payments are restricted by the indenture governing our senior secured notes.

Cash Flow

        Cash flow from operating activities was SEK 1,108 million for the nine-month period ended September 30, 2003, an increase of SEK 1,139 million from SEK (31) for the nine-month period ended September 30, 2002. The increase was primarily a result of an increase in cash flow from working capital from SEK (411) million for the nine months ended September 30, 2002 to SEK 674 million for the nine months ended September 30, 2003.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 5,930 million for the nine-month period ended September 30, 2003 compared to SEK 6,506 million for the nine-month period ended September 30, 2002. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

        Cash flow used in investing activities was SEK 519 million for the nine-month period ended September 30, 2003 compared to SEK 758 million for the nine-month period ended September 30, 2002. The decrease was primarily a result of lower investments in tangible fixed assets at our refineries. Cash flow used in financing activities was SEK 821 million for the nine-month period ended September 30, 2003 compared to cash flow from financing activities of SEK 350 million for the nine-month period ended September 30, 2002. This change was a result of an increase in payments of loans from SEK 475 million for the nine-month period ended September 30, 2002 to SEK 1,620 million for the nine-month period ended September 30, 2003.

Restrictions on transfers of funds

        Preem Holdings AB is a holding company. As a holding company, to meet our debt service and other obligations, we are dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB. Substantially all of our assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offering of our senior secured notes in 2001. The ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject. For example, a subsidiary company is prohibited from lending cash to a parent company under applicable corporate and other laws and regulations.

        A transfer to us from Preem Petroleum AB is recorded as a group contribution in the form of a book-entry dividend. The amount Preem Petroleum AB can transfer to us in this manner each year is limited by the Swedish Companies Act to the lesser of the amount of its consolidated and unconsolidated unrestricted shareholders' equity, which includes net income earned during the year.

Credit Arrangements, Shareholder Investment and Inter-creditor Arrangements

        As of September 30, 2003, we had total debt of SEK 5,591 million and an additional SEK 1,105 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft of SEK 42 million and facilities and shareholder loans totaling SEK 242 million) amounted to SEK 4,795 million as of September 30, 2003, the current portion of which was SEK 321 million. We also had short-term debt of SEK 191 million. These loans and facilities are provided by various international banks. As of September 30, 2003, our indebtedness bore interest at a weighted average annual rate of 7.4%.

        In addition, as of September 30, 2003, we owed SEK 242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated loan with no maturity date.

Subsequent events

Purchase and sale agreement with Hydro

        Preem Petroleum AB and Hydro R&M Holding AB, Norsk Hydro Lagrings & Distributions AB signed a purchase and sale agreement on September 17, 2003, pursuant to which we agreed to purchase the remaining 25% of shares of capital stock of Scanraff and certain contracts and stocks of petroleum products. The transaction is subject to certain conditions, including that no material adverse effect shall have occurred and to approval by the Competition Directorate of the Commission of the European Communities. A decision from the Competition Directorate is expected on December 1, 2003 and closing is planned to take place on December 8, 2003.

Construction of an ISO-Cracker unit

        At a meeting held on August 15, 2003, our board of directors approved an investment of approximately SEK 3,300 million in the construction of an ISO-Cracker unit at Scanraff. Scanraff operates under an operating permit granted by the Vänersborg Environmental Court, or VEC. In 2001, Scanraff applied to the VEC for a new operating permit in order to upgrade the refinery's production into more environmentally friendly oils and fuels. In its application, Scanraff asked the VEC to grant a construction permit, a separate judgement that allows Scanraff to start construction works even though the operating permit has not been obtained. Such a construction permit may be issued if the VEC finds that the planned operations are permissible and that it is important for the applicant that the construction activities be completed without delay. On October 18, 2003, the VEC found that the planned Scanraff operations were permissible and granted a construction permit. The VEC decided also that the construction permit could be used immediately. Two individuals and the Swedish Nature Protection Foundation, or SNPF, appealed the grant of the construction permit and asked the Environmental Court of Appeal, or ECA, to revoke the construction permit. the SNPF also asked the ECA, in a separate judgement, to grant an injunction setting aside the VEC's decision to allow the construction permit to be used immediately.

        The ECA pronounced its judgement on October 13, 2003, setting aside the VEC's grant of the construction permit and granting the injunction. The proceedings are now back before the VEC, to which Scanraff filed a supplementary application for the construction permit on October 27, 2003. The VEC will conduct a public hearing on the supplementary application December 17, 2003. The VEC's decision is expected to be announced no later than January 15, 2004. Thereafter, the VEC will review our application for the operating permit, which is expected to occur in the first half of 2004.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Sullom Voe) was $18.68 per barrel in December 2001, while the three-year high was $32.77 per barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000, by $5.08 per barrel from September to October 2001 and $5.68 per barrel from March to April 2003.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities/Hedge of Inventory: As of September 30, 2003, we had a long position in derivative contracts of Brent crude oil and oil products of 3,000 cubic meters. The unrealized loss as of September 30, 2003, was SEK 1.2 million ($0.2 million).

  •
  Trading Activities: As of September 30, 2003, the following commodity derivative contract was not treated as a hedge: a long position of 24 000 cubic meters on trading. The unrealized loss as of September 30, 2003, was SEK 4.4 million ($0.6 million).

  •
  Hedging Activities/Hedge of refining margin: As of September 30, 2003, 34.8 million barrels of the remainder of year 2003 and 2004 refinery production was secured at a hedge margin of $2.67 per barrel corresponding to a refining margin of $2.00 per barrel (excluding basis risks). The unrealized loss as of September 30, 2003, was SEK 123.8 million ($16.2 million). The currency components in the hedge activities of refining margin have been hedged. The unrealized profit as of September 30, 2003, was SEK 51.5 million.

Foreign Currency Risk

        We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the U.S. dollar-krona and Euro-krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the nine-month period ended September 30, 2003, we estimate that we received 65% of our revenues in U.S. dollars and 35% in kronor and that we incurred 75% of our costs and expenses in U.S. dollars and 25% in kronor. In the nine-month period ended September 30, 2002, we estimate that we received 72% of our revenues in U.S. dollars and 28% in kronor and that we incurred 81% of our costs and expenses in U.S. dollars and 19% in kronor. As of September 30, 2003, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 991 million. As of September 30, 2003, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $25 million. As of September 30, 2003, our Euro-denominated fixed-rate indebtedness totaled €291 million.

        The table below presents, as of September 30, 2003 and December 31, 2002, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2003	2004	2005	2006	2007	2008+	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of September 30, 2003:
Fixed rate debt—amount due	—	—	—	—	300	235	535	10%	574
Variable rate debt—amount due	18	555	186	4	203	25	991	19%	991
Dollar-denominated indebtedness as of September 30, 2003:
Fixed rate debt—amount due	—	—	—	383	—	421	804	16%	840
Variable rate debt—amount due	—	—	192	—	—	—	192	4%	192
Euro-denominated indebtedness as of September 30, 2003:
Fixed rate debt—amount due	—	—	—	—	—	2,594	2,594	51%	2,361
Krona-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	300	235	535	9%	574
Variable rate debt—amount due	550	701	259	4	203	25	1,742	28%	1,742
Dollar-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	—	486	927	15%	1,006
Variable rate debt—amount due	—	—	221	—	—	—	221	4%	221
Euro-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	2,678	2,678	44%	2,316

(1)
Includes current portion.

        We had, as of September 30, 2003, cash and cash equivalents in foreign currencies amounting to SEK 53 million, of which the equivalent of SEK 32 million was denominated in U.S. dollars, the equivalent of SEK 9 million was denominated in Euro and the equivalent of SEK 12 million was denominated in other European currencies.

Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either September 30, 2003 or December 31, 2002. As of September 30, 2003, SEK 3,933 million of our indebtedness required payment at fixed rates and SEK 1,183 million required payment at variable rates. As of December 31, 2002, SEK 4,140 million of our indebtedness required payment at fixed rates and SEK 1,963 million required payment at variable rates.

        The table below presents, as of September 30, 2003 and December 31, 2002, principal cash flows and related weighted average interest rates by expected maturity dates.

	2003	2004	2005	2006	2007	Thereafter	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
As of September 30, 2003:
Fixed rate debt—amount due	—	—	—	383	300	3,250	3,933	77%	3,775
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	9.0%	—	—
Variable rate debt—amount due	18	555	378	4	203	25	1,183	23%	1,183
Weighted average interest rate	3.9%	3.4%	2.6%	3.9%	3.3%	3.9%	3.1%	—	—
As of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	300	3,399	4,140	68%	3.896
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	8.9%	—	—
Variable rate debt—amount due	550	701	480	4	203	25	1,963	32%	1,963
Weighted average interest rate	4.6%	4.5%	3.6%	4.4%	4.3%	4.4%	4.3%	—	—

(1)
Includes current portion.

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SIGNATURES
TABLE OF CONTENTS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Statements of Cash Flow (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Notes to the Interim Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS